UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 000-51660
CAPITALSOUTH BANCORP
(Exact name of Issuer as specified in its charter)
2340 Woodcrest Place, Birmingham, Alabama 35209 Telephone: (205) 870-1939
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Common Stock, $1.00 par value
(Title of each class of securities covered by this Form)
Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 178
Pursuant to the requirements of the Securities Exchange Act of 1934, CapitalSouth Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAPITALSOUTH BANCORP
Date: March 30, 2009	By:	/s/ W.Dan Puckett
W. Dan Puckett
Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.